UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 2010

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

For Immediate Distribution

Contact in Santiago, Chile	Contacts in New York
Embotelladora Andina	i-advize Corporate Communications, Inc.
Giuliana Gorrini, Head of Investor Relations	Peter Majeski / Rafael Borja
(56-2) 338-0520 / ggorrini@koandina.com	(212) 406-3690 / andina@i-advize.com

Embotelladora Andina announces Consolidated Results

for the Third Quarter and Nine Months ended September 30, 2010

All figures included in this analysis, are expressed under IFRS and in nominal Chilean pesos and therefore all variations regarding 2009 are in nominal terms. The main differences between Chilean GAAP and IFRS are posted on Note 3 to our Company’s FECU. For a better understanding of the analysis by country, we include a chart based on nominal local currency for the quarter and Nine Months ended September 30, 2010.

•                  Consolidated Sales Volume for the quarter amounted to 111.4 million unit cases, an increase of 7.6%.

•                  Operating Income for the quarter reached Ch$29,490 million, a 16.9% increase. Operating Margin was 14.5%.

•                  Third Quarter EBITDA totaled Ch$38,712 million, a 12.3% increase. EBITDA Margin was 19.0%.

•                  Net Income for the Quarter reached Ch$18,342 million, stable compared to the same period in 2009.

•                  Consolidated Sales Volume for the Nine Months ended September 30, 2010 amounted to 344.0 million unit cases, an increase of 6.5%.

•                  Operating Income for the Nine Months ended September 30, 2010 reached Ch$98,448 million, a 20.3% increase. Operating Margin was 15.7%.

•                  Nine Months ended September 30, 2010 EBITDA totaled Ch$126,275 million, a 15.6% increase. EBITDA Margin was 20.2%.

•                  Net Income for the Nine Months ended September 30, 2010 of 2010 reached Ch$67,061 million, a 4.8% growth.

(Santiago-Chile, October 26, 2010) — Embotelladora Andina announced today its consolidated financial results for the Third Quarter and Nine Months ended September 30, 2010.

Comments from the Chief Executive Officer, Mr. Jaime García R.

“The wide array of products we offer in the three franchises and the market strategies applied have resulted in solid volume growths, above 7%; we have also recovered the inflation of costs, maintaining our margins. All of this has translated into an almost 17% increase in Operating Income. We are very pleased with Andina’s good performance during the third quarter and we firmly believe that we will continue generating sustainable value to our shareholders looking for new growth opportunities.”

CONSOLIDATED SUMMARY

Third Quarter 2010 vs. Third Quarter 2009

On average during the quarter and with respect to the U.S. dollar, the Chilean peso and the Brazilian real appreciated 6.3% and 6.2% respectively; the Argentine peso devalued 2.9%. With respect to the Chilean peso, the Argentine peso devalued by 8.9% resulting in a negative accounting effect over results upon translation of figures from Argentina; the Brazilian real remained constant so there is no accounting effect over results upon translation of figures from Brazil for the quarter.

Consolidated Sales Volume for the Quarter reached 111.4 million unit cases, a 7.6% increase with respect to the same period of 2009, mainly driven by our Chilean and Brazilian operations. Soft Drinks grew 5.2% while Juices, Waters, and Beers (“other categories”) altogether recorded a significant growth of 33.7%.

Net Sales amounted to Ch$203,870 million, a 13.8% increase, due to increased volumes and price adjustments above local inflations; partially offset by the negative effect upon translation of figures from Argentina.

Cost of Sales per unit case increased 5.3% mainly due to (i) increased PET resin prices; (ii) moderate cost increases of sugar; (iii) devaluation of the Argentine peso; and (iv) increased labor costs in Argentina. All of these factors were partially offset by the effect upon translation of figures from Argentina along with the appreciation of the Chilean peso and Brazilian real.

Marketing, Distribution and Administration (MD&A) expenses were higher by 13.6%, due to greater volumes along with increased: (i) freight fees in the three franchises; (ii) labor costs in Argentina and Brazil; and (iii) advertising investments in Chile and Argentina resulting from product launches during the quarter. These factors were partially offset by the effect upon translation of figures from Argentina and lower advertising investments in Brazil.

Increased consolidated volumes and local prices in addition to the impacts over costs and expenses, resulted in a Consolidated Operating Income of Ch$29,490 million, a 16.9% increase. Operating Margin was 14.5%, an increase of 40 basis points.

Finally, Consolidated EBITDA amounted to Ch$38,712 million, a 12.3% increase. EBITDA Margin was 19.0%, a decrease of 20 basis points.

Nine Months ended September 30, 2010 vs. Nine Months ended September 30, 2009

On average during the First Nine-Month period and with respect to the U.S. dollar, the Chilean peso and the Brazilian real appreciated 9.3% and 14.5% respectively; the Argentine peso devalued 5.2%. With respect to the Chilean peso, the Argentine peso devalued by 13.8% resulting in a negative accounting effect over results upon translation of figures from Argentina; the Brazilian real appreciated 6.2%, resulting in a positive accounting impact over results upon translation of figures from Brazil for this period.

Consolidated Sales Volume amounted to 344.0 million unit cases, an increase of 6.5%.  Soft Drinks grew 4.5%, while the other categories of, Juices, Waters and Beers together increased by 28.4%. In particular, the Waters segment recorded a significant 47.1% increase. Net Sales amounted to Ch$625,385 million, a 14.5% increase explained by higher consolidated volumes and price increases in the three countries, along with the positive effect upon translation of figures from Brazil and the negative effect upon translation of figures from Argentina. Cost of Sales per unit case and MD&A Expenses increased 7.5% and 11.2% respectively mainly due to the same reasons given for the quarter, except for the effect upon translation of figures from Brazil that is observed during the nine-month period ended September 30.  Consolidated Operating Income amounted to Ch$98,448 million, a 20.3% increase. Operating Margin was 15.7%, an increase of 70 basis points.  Consolidated EBITDA amounted to Ch$126,275 million, an increase of 15.6%. EBITDA Margin was 20.2%, an increase of 20 basis points.

SUMMARY BY COUNTRY

CHILE — EMBOTELLADORA ANDINA

Third Quarter 2010 vs. Third Quarter 2009

During the quarter, Sales Volume amounted to 37.2 million unit cases, a 7.4% growth driven by Soft Drinks (+3.9%) and the categories of Juices and Waters (+25.4%). During the quarter, we launched the 250 cc returnable glass bottle for Andina brand nectars as well as for Aquarius and Nestea products.  We also introduced a new formula for Hugo and the 250 cc non-returnable glass bottle for Burn. Our volume market share for Soft Drinks was 69.2% during the quarter.

Net Sales amounted to Ch$68,701 million, reflecting a growth of 10.7%, explained by increased volumes and by a 3.2% increase of average income during this quarter.

Cost of Sales per unit case increased by 3.4% mainly due to increases in the prices of PET resin, sugar, and concentrate; partially offset by the revaluation of the Chilean peso which has a positive impact over U.S. dollar denominated costs.

MD&A expenses increased 6.1% mainly explained by higher volumes and advertising investments that supported the launch of the new products and higher freight fees.

Increased prices and volumes, and the previously explained effects upon Costs and Expenses, resulted in an Operating Income of Ch$10,870 million, an increase of 17.7%. Operating Margin was 15.8%.

EBITDA amounted to Ch$14,793 million, an increase of 11.5%. EBITDA Margin was 21.5%.

Nine Months ended September 30, 2010  vs. Nine Months ended September 30, 2009

During the Nine Months ended September 30, 2010, Sales Volume amounted to 113.4 million unit cases a 5.7% growth. Soft drink volumes increased 3.6% and the segment of Juices and Waters together increased 16.8%. Net Sales amounted to Ch$206,973 million, an increase of 8.4%. Cost of Sales per unit case and MD&A expenses increased 3.7% and 8.1% respectively, mainly due to the same reasons given for the quarter, except for the increase in PET resin prices (that is mainly reflected only during the quarter). Operating Income amounted to Ch$35,700 million, an increase of 4.7%. Operating Margin was 17.2%, a decrease of 70 basis points. EBITDA amounted to Ch$47,669 million, an increase of 2.4%.  EBITDA Margin was 23.0%.

BRAZIL — RIO DE JANEIRO REFRESCOS

Third Quarter 2010 vs. Third Quarter 2009

The Brazilian real appreciated 6.2% on average during the quarter with respect to the U.S. dollar, which has a direct positive impact over our U.S. dollar denominated costs. With respect to the Chilean peso, it remained constant, and therefore there is no accounting effect upon translation of figures for consolidation. For a better understanding of the operation in Brazil, we include a chart based on nominal local currency.

Sales Volume for the quarter amounted to 46.3 million unit cases, representing a 10.6% increase. Soft Drinks increased 9.2% and the Other Categories (Juices, Waters, and Beers) increased 31.3%. Our volume market share for Soft Drinks was 57.9% and we did not have any launchings during the quarter.

Net Sales reached Ch$92,248 million, representing an increase of 15.0%, explained by higher volumes and price adjustments.

Cost of Sales per unit case increased 3.9% mainly explained by: (i) higher PET resin prices; and (ii) a moderate increase in sugar prices; both effects partially offset by the revaluation of the Brazilian real.

MD&A expenses increased 13.9% due to (i) greater sales volume; (ii) higher freight fees; and (iii) greater distribution labor costs.

The increase in volumes and prices along with the impact upon costs and expenses resulted in an Operating Income of Ch$14,671 million (+17.2%). Operating Margin was 15.9% (+30 basis points).

EBITDA amounted to Ch$18,223 million, an increase of 15.7%. EBITDA Margin was 19.8% (+20 basis points).

Nine Months ended September 30, 2010 vs. Nine Months ended September 30, 2009

The Brazilian real appreciated 14.5% on average during the Nine Months ended September 30, 2010 with respect to the U.S. dollar, which has a direct positive impact over our U.S. dollar denominated costs. With respect to the Chilean peso, it appreciated 6.2% with a positive accounting effect upon translation of figures for consolidation. For a better understanding of the operation in Brazil, we include a chart based on nominal local currency.

Sales Volume amounted to 143.1 million unit cases, a 10.3% increase. Soft Drinks grew 9.0% and the other categories of Juices, Waters and Beer together increased 30.1%. Net Sales reached Ch$289,554 million, a 26.2% increase (increase in volumes, prices and the effect upon translation of figures). Cost of Sales per unit case and MD&A expenses increased by 14.4% and 15.7% respectively, mainly due to the same reasons given for the quarter, along with the effects upon translation of figures in the case of the nine-month period ended September 30. Operating Income amounted to Ch$51,441 million representing an increase of 45.8% compared to that of 2009. Operating Margin was 17.8%, an increase of 240 basis points. EBITDA amounted to Ch$61,776 million, an increase of 40.2%.  EBITDA Margin was 21.3%, an increase of 210 basis points.

ARGENTINA — EMBOTELLADORA DEL ATLÁNTICO

Third Quarter 2010 vs. Third Quarter 2009

During the quarter, the Argentine peso devalued 2.9% on average with respect to the U.S. dollar, which has a direct negative impact over our U.S. dollar denominated costs. With respect to the Chilean peso, it devalued 8.9%, resulting in a negative accounting impact over income and a positive impact over costs and expenses upon translation of figures for consolidation, in the end, having a negative impact over results. For a better understanding of the operation in Argentina, we include a chart based on nominal local currency.

Sales Volume for the quarter reached 27.9 million unit cases, representing a 3.3% increase. Soft Drinks volumes increased 0.5% and Juices and Waters increased 109%. Our volume market share for Soft Drinks continues increasing and amounted to 55.6%. During this quarter, we launched Fanta Pomelo (in non returnable formats of 500 cc, 1.5 lt. and 2.0 lt.).

Net Sales reached Ch$42,921 million; an increase of 15.4%, explained by increased volumes and significant price adjustments of our costs, partially offset by the effect upon translation of figures.

Cost of Sales per unit case increased 9.1%, mainly explained by (i) increased concentrate costs (due to higher prices); (ii) significant labor costs increases; (iii) increased prices of sweeteners and PET resin; and (iv) the effect of the devaluation of the Argentine peso during the period over U.S. dollar denominated raw materials. All of these factors were partially offset by the effect upon translation of figures.

MD&A expenses were 23.5% greater due to increased (i) salaries, (ii) freight costs (due to higher oil prices and labor costs), and (iii) advertising investments carried out during the period resulting from a stronger advertising effort focused on the Juices and Isotonic segment and the new launchings during the quarter.  All of which was partially offset by the effect upon translation of figures.

The increase in local prices, the translation of figures along with the effects upon costs and expenses, resulted in a 6.9% increase of Operating Income, which amounted to Ch$4,621 million. Operating Margin was 10.8%.

EBITDA reached Ch$6,368 million, representing a 1.0% increase. EBITDA Margin was 14.8%.

Nine Months ended September 30, 2010 vs. Nine Months ended September 30, 2009

During the Nine Months ended September 30, 2010, the Argentine peso devalued 5.2% on average with respect to the U.S. dollar, which has a direct negative impact over our U.S. dollar denominated costs. With respect to the Chilean peso, it devalued 13.8%, resulting in a negative accounting impact over income and a positive impact over costs and expenses upon translation of figures for consolidation, in the end, having a negative impact over results. For a better understanding of the operation in Argentina, we include a chart based on nominal local currency.

Sales Volume for the Nine Months ended September 30, 2010 reached 87.5 million unit cases, an increase of 1.7%. The Soft Drinks category decreased 1.1% while Juices and Waters together increased 128%. Net Sales reached Ch$128,857 million, representing an increase of 1.1%, explained by the price adjustments and increased volumes, and offset by the effect upon translation of figures. Cost of Sales per unit case decreased 2.6% and MD&A expenses increased 7.4%, mainly explained for by the same reasons set forth during the quarter, along with a greater effect upon translation of figures for the Nine Months ended September 30, 2010. Operating Income amounted to Ch$14,266 million, representing a decrease of 4.6% compared to 2009. Operating Margin was 11.1%, 60 basis points lower. EBITDA reached Ch$19,790 million, a decrease of 6.3%.  EBITDA Margin was 15.4%.

OTHERS

The account with greater variation was Other Income and expenses: reflecting a greater loss of Ch$4,031 million given the negative effect of losses due to the earthquake in Chile on February 27, 2010 (lower than the deductibles of our insurance policies), readjustment of contingencies and donations.

Finally, as of September 30, 2010, Net Income amounted to Ch$67,061 million, an increase of 4.8% than what was reported for the same period in 2009. Net Margin was 10.7%.

ANALYSIS OF THE BALANCE SHEET

As of September 30, 2010, the Company’s Net Cash Position amounted to US$43.0 million. Accumulated excess cash is invested in short-term time deposits with top of the line banks and money markets.

The Company holds 59.7% of its financial assets in UF*, 26.9% in Chilean pesos, 11.7% in Brazilian reais, 0.8% in U.S. dollars, and 0.9% in Argentine pesos. Total financial assets amounted to US$223.6 million. Financial debt level as of September 30, 2010 amounted to US$180.6 million, 89.2% of which is UF-denominated, 10.5% in Argentine pesos, and 0.3% is in Brazilian reais.

*Unidad de Fomento. Chilean peso-denominated monetary unit daily indexed to the Chilean inflation rate of the previous month.

CONFERENCE CALL

We will be hosting a conference call with analysts and investors to discuss our 2010 Third Quarter and Nine Months ended September 30, 2010  results on Wednesday, October 27, 2010 at 9:00 am New York Time (10:00 am Santiago Time).

To access the call, please dial (800) 311-9401 from within the U.S., (334) 323-7224 from elsewhere outside the U.S. and Chile Toll Free: 1-230-020-3417 - Conference ID Number: 87604. A replay of this call will be available until Midnight ET on November 8, 2010. To obtain the replay, please call: 877-919-4059 from within the U.S., 334-323-7226 outside the U.S. ID Number: 91896527.

The audio file will be permanently available on the Company’s website: www.embotelladoraandina.com beginning Wednesday, October 27, 2010.

Embotelladora Andina is among the ten largest Coca-Cola bottlers in the world, servicing franchised territories with 37 million people, delivering over 7 million liters of Soft Drinks, juices, and bottled waters on a daily basis. It is a stock corporation controlled in equal parts by the Garcés Silva, Hurtado Berger, Said Handal and Said Somavía families. In Chile, Andina has the franchise to produce and commercialize Coca-Cola products through Embotelladora Andina; in Brazil through Rio de Janeiro Refrescos; and in Argentina through Embotelladora del Atlántico. The Company’s value creation proposal is to be the market leader for non-alcoholic beverages, developing an excellent relationship with the consumers of its products as well as with its employees, clients, suppliers and with Coca-Cola, its strategic partner. For more information, visit the Company’s website.

This release may contain forward-looking statements reflecting Embotelladora Andina’s good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance. Among the factors that can cause performance to differ materially are:  political and economic conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the Southern Cone, and other risk factors applicable from time to time and listed in Andina’s periodic reports filed with relevant regulatory institutions, also available on our website under “The Company-Risk Factors.”

Embotelladora Andina S.A.

Third Quarter Results for the period ended September 30, IFRS GAAP

(In nominal million  Chilean Pesos, except per share)

	July - September 2010				July - September 2009
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (1)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	37.2	46.3	27.9	111.4	34.6	41.8	27.0	103.5	7.6%
Soft Drinks	30.2	42.8	26.4	99.5	29.1	39.2	26.3	94.6	5.2%
Mineral Water	1.7	0.9	1.0	3.6	1.4	0.5	0.4	2.4	50.7%
Juices	5.2	1.8	0.5	7.4	4.1	1.3	0.3	5.7	31.4%
Beer	NA	0.8	NA	0.8	NA	0.8	NA	0.8	0.4%

NET SALES	68,701	92,248	42,921	203,870	62,034	80,224	37,203	179,203	13.8%
COST OF SALES	(40,772)	(52,059)	(24,044)	(116,875)	(36,726)	(45,305)	(21,337)	(103,110)	13.3%
GROSS PROFIT	27,929	40,189	18,878	86,995	25,307	34,919	15,866	76,093	14.3%
Gross Margin	40.7%	43.6%	44.0%	42.7%	40.8%	43.5%	42.6%	42.5%
MARKETING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES	(17,059)	(25,518)	(14,256)	(56,833)	(16,071)	(22,401)	(11,545)	(50,017)	13.6%
CORPORATE EXPENSES (2)				(672)				(848)	-20.7%
OPERATING INCOME	10,870	14,671	4,621	29,490	9,236	12,518	4,321	25,227	16.9%
Operating Margin	15.8%	15.9%	10.8%	14.5%	14.9%	15.6%	11.6%	14.1%
EBITDA (3)	14,793	18,223	6,368	38,712	13,263	15,746	6,305	34,465	12.3%
Ebitda Margin	21.5%	19.8%	14.8%	19.0%	21.4%	19.6%	16.9%	19.2%

FINANCIAL EXPENSE/INCOME (Net)				(1,184)				(1,181)	0.3%
RESULTS FROM AFFILIATED				(133)				916	-114.5%
OTHER INCOME/(EXPENSE)				(2,719)				(208)	1205.3%
RESULTS BY READJUSTEMENT UNITS AND EXCHANGE RATE DIFFERENCE				(263)				449	-158.6%

INCOME BEFORE INCOME TAXES; AND MINORITY INTEREST				25,190				25,203	-0.1%

INCOME TAXES				(6,846)				(7,008)	-2.3%
MINORITY INTEREST				(3)				(3)	-8.7%
NET INCOME				18,342				18,192	0.8%
Net Margin				9.0%				10.2%
WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				24.1				23.9
EARNINGS PER ADS				144.8				143.6	0.8%

(1) Total may be different from the addition of the three countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) EBITDA: Operating Income + Depreciation

Embotelladora Andina S.A.

Third Quarter Results for the period ended September 30, IFRS GAAP

(In nominal million US$, except per share)

Exch. Rate :	511.25	Exch. Rate :	545.56

	July - September 2010				July - September 2009
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (1)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	37.2	46.3	27.9	111.4	34.6	41.8	27.0	103.5	7.6%
Soft Drinks	30.2	42.8	26.4	99.5	29.1	39.2	26.3	94.6	5.2%
Mineral Water	1.7	0.9	1.0	3.6	1.4	0.5	0.4	2.4	50.7%
Juices	5.2	1.8	0.5	7.4	4.1	1.3	0.3	5.7	31.4%
Beer	NA	0.8	NA	0.8	NA	0.8	NA	0.8	0.4%

NET SALES	134.4	180.4	84.0	398.8	113.7	147.0	68.2	328.5	21.4%
COST OF SALES	(79.8)	(101.8)	(47.0)	(228.6)	(67.3)	(83.0)	(39.1)	(189.0)	21.0%
GROSS PROFIT	54.6	78.6	36.9	170.2	46.4	64.0	29.1	139.5	22.0%
Gross Margin	40.7%	43.6%	44.0%	42.7%	40.8%	43.5%	42.6%	42.5%
MARKETING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES	(33.4)	(49.9)	(27.9)	(111.2)	(29.5)	(41.1)	(21.2)	(91.7)	21.3%
CORPORATE EXPENSES (2)				(1.3)				(1.6)	-15.4%
OPERATING INCOME	21.3	28.7	9.0	57.7	16.9	22.9	7.9	46.2	24.7%
Operating Margin	15.8%	15.9%	10.8%	14.5%	14.9%	15.6%	11.6%	14.1%
EBITDA (3)	28.9	35.6	12.5	75.7	24.3	28.9	11.6	63.2	19.9%
Ebitda Margin	21.5%	19.8%	14.8%	19.0%	21.4%	19.6%	16.9%	19.2%

FINANCIAL EXPENSE/INCOME (Net)				(2.3)				(2.2)	7.1%
RESULTS FROM AFFILIATED				(0.3)				1.7	-115.5%
OTHER INCOME/(EXPENSE)				(5.3)				(0.4)	1292.9%
RESULTS BY READJUSTEMENT UNITS AND EXCHANGE RATE DIFFERENCE				(0.5)				0.8	-162.6%

INCOME BEFORE INCOME TAXES; AND MINORITY INTEREST				48.0				46.2	3.9%

INCOME TAXES				(13.4)				(12.8)	4.2%
MINORITY INTEREST				(0.0)				(0.0)	-2.5%
NET INCOME				35.0				33.3	4.8%
Net Margin				8.8%				10.2%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				0.0				0.0
EARNINGS PER ADS				0.3				0.3	4.8%

(1) Total may be different from the addition of the three countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) EBITDA: Operating Income + Depreciation

Embotelladora Andina S.A.

Nine Months Results for the period ended September 30, IFRS GAAP

(In nominal million  Chilean Pesos, except per share)

	January - September 2010				January - September 2009
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (1)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	113.4	143.1	87.5	344.0	107.4	129.7	86.1	323.1	6.5%
Soft Drinks	93.5	132.7	83.3	309.5	90.3	121.7	84.2	296.3	4.5%
Mineral Water	6.2	2.5	2.9	11.6	5.4	1.7	0.9	7.9	47.1%
Juices	13.7	4.9	1.3	20.0	11.7	3.4	1.0	16.1	24.1%
Beer	NA	2.9	NA	2.9	NA	2.9	NA	2.9	1.0%

NET SALES	206,973	289,554	128,857	625,385	191,016	229,395	127,400	546,394	14.5%
COST OF SALES	(120,766)	(163,034)	(73,349)	(357,149)	(110,174)	(129,239)	(74,034)	(312,031)	14.5%
GROSS PROFIT	86,207	126,520	55,509	268,235	80,842	100,155	53,366	234,363	14.5%
Gross Margin	41.7%	43.7%	43.1%	42.9%	42.3%	43.7%	41.9%	42.9%
MARKETING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES	(50,507)	(75,079)	(41,242)	(166,828)	(46,741)	(64,864)	(38,407)	(150,011)	11.2%
CORPORATE EXPENSES (2)				(2,959)				(2,492)	18.7%
OPERATING INCOME	35,700	51,441	14,266	98,448	34,101	35,291	14,960	81,860	20.3%
Operating Margin	17.2%	17.8%	11.1%	15.7%	17.9%	15.4%	11.7%	15.0%
EBITDA (3)	47,669	61,776	19,790	126,275	46,543	44,056	21,132	109,240	15.6%
Ebitda Margin	23.0%	21.3%	15.4%	20.2%	24.4%	19.2%	16.6%	20.0%

FINANCIAL EXPENSE/INCOME (Net)				(2,793)				(2,507)	11.4%
RESULTS FROM AFFILIATED				320				1,387	-76.9%
OTHER INCOME/(EXPENSE)				(4,170)				(139)	2894.4%
RESULTS BY READJUSTEMENT UNITS AND EXCHANGE RATE DIFFERENCE				(235)				708	-133.2%

INCOME BEFORE INCOME TAXES; AND MINORITY INTEREST				91,570				81,308	12.6%

INCOME TAXES				(24,508)				(17,299)	41.7%
MINORITY INTEREST				(2)				(2)	-7.2%
NET INCOME				67,061				64,007	4.8%
Net Margin				10.7%				11.7%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				88.2				84.2
EARNINGS PER ADS				529.2				505.1	4.8%

(1) Total may be different from the addition of the three countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) EBITDA: Operating Income + Depreciation

Embotelladora Andina S.A.

Nine Months Results for the period ended September 30, IFRS GAAP

(In nominal million US$, except per share)

Exch. Rate :	$ 520.16	Exch. Rate :	$ 573.28

	January - September 2010				January - September 2009
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (1)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	113.4	143.1	87.5	344.0	107.4	129.7	86.1	323.1	6.5%
Soft Drinks	93.5	132.7	83.3	309.5	90.3	121.7	84.2	296.3	4.5%
Mineral Water	6.2	2.5	2.9	11.6	5.4	1.7	0.9	7.9	47.1%
Juices	13.7	4.9	1.3	20.0	11.7	3.4	1.0	16.1	24.1%
Beer	NA	2.9	NA	2.9	NA	2.9	NA	2.9	1.0%

NET SALES	397.9	556.7	247.7	1,202.3	333.2	400.1	222.2	953.1	26.1%
COST OF SALES	(232.2)	(313.4)	(141.0)	(686.6)	(192.2)	(225.4)	(129.1)	(544.3)	26.1%
GROSS PROFIT	165.7	243.2	106.7	515.7	141.0	174.7	93.1	408.8	26.1%
Gross Margin	41.7%	43.7%	43.1%	42.9%	42.3%	43.7%	41.9%	42.9%
MARKETING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES	(97.1)	(144.3)	(79.3)	(320.7)	(81.5)	(113.1)	(67.0)	(261.7)	22.6%
CORPORATE EXPENSES (2)				(5.7)				(4.3)	30.9%
OPERATING INCOME	68.6	98.9	27.4	189.3	59.5	61.6	26.1	142.8	32.5%
Operating Margin	17.2%	17.8%	11.1%	15.7%	17.9%	15.4%	11.7%	15.0%
EBITDA (3)	91.6	118.8	38.0	242.8	81.2	76.8	36.9	190.6	27.4%
Ebitda Margin	23.0%	21.3%	15.4%	20.2%	24.4%	19.2%	16.6%	20.0%

FINANCIAL EXPENSE/INCOME (Net)				(5.4)				(4.4)	22.8%
RESULTS FROM AFFILIATED				0.6				2.4	-74.5%
OTHER INCOME/(EXPENSE)				(8.0)				(0.2)	3200.2%
RESULTS BY READJUSTEMENT UNITS AND EXCHANGE RATE DIFFERENCE				(0.5)				1.2	-136.6%

INCOME BEFORE INCOME TAXES; AND MINORITY INTEREST				176.0				141.8	24.1%

INCOME TAXES				(47.1)				(30.2)	56.1%
MINORITY INTEREST				(0.0)				(0.0)	2.2%
NET INCOME				128.9				112	15.5%
Net Margin				10.7%				11.7%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				0.2				0.1
EARNINGS PER ADS				1.0				0.9	15.5%

(1) Total may be different from the addition of the three countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) EBITDA: Operating Income + Depreciation

Embotelladora Andina S.A.

Consolidated Balance Sheet

(In million of constant 09/30/10 Chilean Pesos)

	09/30/2010	12/31/2009	09/30/2009	%Ch
ASSETS
Cash + Time deposits + market. Securit.	108,166	135,136	121,152	-10.7%
Account receivables (net)	69,497	79,610	61,582	12.9%
Inventories	41,540	39,407	36,105	15.1%
Other current assets	9,192	14,650	12,193	-24.6%
Total Current Assets	228,395	268,803	231,032	-1.1%
Property, plant and equipment	690,252	668,146	681,690	1.3%
Depreciation	(425,950)	(420,523)	(426,908)	-0.2%
Total Property, Plant, and Equipment	264,302	247,623	254,782	3.7%

Investment in related companies	49,074	34,731	32,795	49.6%
Goodwill	59,026	61,360	65,330	-9.7%
Other long term assets	39,095	36,428	36,855	6.1%
Total Other Assets	147,195	132,519	134,980	9.0%
TOTAL ASSETS	639,892	648,945	620,794	3.1%
LIABILITIES & SHAREHOLDERS’ EQUITY
Short term bank liabilities	9,368	615	1,412	563.6%
Current portion of bonds payable	4,240	2,885	2,958	43.3%
Trade accounts payable and notes payable	88,193	95,163	91,982	-4.1%
Other liabilities	29,360	39,147	25,163	16.7%
Total Current Liabilities	131,162	137,810	121,515	7.9%

Long term bank liabilities	59	201	277	-78.9%
Bonds payable	70,914	70,841	72,984	-2.8%
Other long term liabilities	63,906	66,535	68,290	-6.4%
Total Long Term Liabilities	134,879	137,577	141,551	-4.7%

Minority interest	8	9	10	-24.4%

Stockholders’ Equity	373,843	373,549	357,718	4.5%
TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	639,892	648,945	620,794	3.1%

Financial Highlights

(In million of constant 09/30/10 Chilean Pesos)

	Year to Date
	09/30/2010	12/31/2009	09/30/2009
ADDITIONS TO FIXED ASSETS
Chile	25,012	22,935	16,800
Brazil	23,199	18,892	15,945
Argentina	6,671	7,656	5,647
	54,882	49,483	38,392

09/30/2010
DEBT RATIOS
Financial Debt / Total Capitalization	0.18
Financial Debt / EBITDA L12M	0.45
EBITDA L12M / Interest Expense (net) L12M	24.61
L12M: Last twelve months

(*) To ease figure comparison we include September 30, 2009 only on this chart, since mandatory SVS information does not require it.

Embotelladora Andina S.A.

(In million nominal local currency of each period)

Third Quarter Results for the period ended September 30, 2010 IFRS GAAP

	July - September 2010			July - September 2009
	Chile Ch$	Brazil R$	Argentina AR$	Chile Ch$	Brazil R$	Argentina AR$
TOTAL BEVERAGES VOLUME (Million UC)	37.2	46.3	27.9	34.6	41.8	27.0
Soft Drinks	30.2	42.8	26.4	29.1	39.2	26.3
Mineral Water	1.7	0.9	1.0	1.4	0.5	0.4
Juices	5.2	1.8	0.5	4.1	1.3	0.3
Beer	N/A	0.8	N/A	N/A	0.8	N/A
NET SALES	68,684	315.9	331.5	62,034	273.8	261.2
COST OF SALES	(40,570)	(178.3)	(185.5)	(36,726)	(154.8)	(149.8)
GROSS PROFIT	28,114	137.6	146.1	25,307	119.0	111.4
Gross Margin	40.9%	43.6%	44.1%	40.8%	43.5%	42.6%
SELLING AND ADMINISTRATIVE EXPENSES	(17,244)	(87.3)	(110.1)	(16,071)	(76.5)	(81.1)

OPERATING INCOME	10,870	50.3	36.0	9,236	42.5	30.3
Operating Margin	15.8%	15.9%	10.9%	14.9%	15.5%	11.6%
EBITDA(1)	14,793	62.5	49.5	13,263	53.5	44.4
Ebitda Margin	21.5%	19.8%	14.9%	21.4%	19.5%	17.0%

Nine Months Results for the period ended September 30, 2010 IFRS GAAP

	January - September 2010			January - September 2009
	Chile Ch$	Brazil R$	Argentina AR$	Chile Ch$	Brazil R$	Argentina AR$
TOTAL BEVERAGES VOLUME (Million UC)	113.4	143.1	87.5	107.4	129.7	86.1
Soft Drinks	93.5	132.7	83.3	90.3	121.7	84.2
Mineral Water	6.2	2.5	2.9	5.4	1.7	0.9
Juices	13.7	4.9	1.3	11.7	3.4	1.0
Beer	NA	2.9	NA	NA	2.9	NA

NET SALES	206,956	993.0	966.3	191,016	831.4	813.8
COST OF SALES	(120,564)	(558.9)	(549.5)	(110,174)	(468.5)	(473.9)
GROSS PROFIT	86,392	434.1	416.7	80,842	362.9	339.9
Gross Margin	41.7%	43.7%	43.1%	42.3%	43.6%	41.8%
SELLING AND ADMINISTRATIVE EXPENSES	(50,693)	(257.1)	(309.3)	(46,741)	(235.1)	(245.7)

OPERATING INCOME	35,700	176.9	107.5	34,101	127.9	94.3
Operating Margin	17.2%	17.8%	11.1%	17.9%	15.4%	11.6%
EBITDA(1)	47,669	212.3	148.8	46,543	159.6	134.3
Ebitda Margin	23.0%	21.4%	15.4%	24.4%	19.2%	16.5%

(1)EBITDA: Operating Income + Depreciation

NOTE 3 — FIRST-TIME APPLICATION OF IFRS

Embotelladora Andina S.A. and Subsidiaries have implemented IFRS starting January 1, 2010 and presents quarterly financial statements according to IFRS comparative to 2009.

The transition date for Embotelladora Andina and Subsidiaries is January 1, 2009.

These Financial Statements have been prepared according to IFRS issued until this date and under the premise that such standards will be the same applicable in adopting IFRS as of the 2010 fiscal year, comparatively to the 2009 fiscal year.

Sections 3.1 and 3.2 present the reconciliations required by IFRS N°1 between the beginning and closing balances of the year ending December 31, 2009 and the period ended September 30, 2009; and the beginning balances as of January 1, 2009, after applying these standards.

The exemptions in IFRS 1 that the Company decided to apply in its IFRS adoption are:

i)         Business combination:

The Company did not restate business combinations retroactively that took place prior to January 1, 2009.

ii)        Fair value or reappraisal of cost.

The Company considered the appraisals of certain items in property, plant, and equipment at the fair value to be used as the cost attributable to the historic cost on the transition date. Those assets are virtually all of the land of our operations in Chile, Argentina and Brazil and selected real estate, machinery and equipment the values of which, in local currency, were significantly distant from the fair values determined by appraisals.

The group of assets of Chilean Companies for which the fair value was not made the attributed cost was assigned the historic cost, plus a legal price-level restatement to represent the cost attributed on the transition date.

iii)     Cumulative actuarial profits and losses for post-employment benefits:

The effects of applying actuarial calculations to post-employment benefits were recognized directly in cumulative results as of January 1, 2009.

iv)      Translation reserves:

The Company considered all cumulative translation reserves through the transition date to be nil or zero.

Below is a detailed description of the main differences between Generally Accepted Accounting Principles in Chile (Chile GAAP) and International Financial Reporting Standards (IFRS) applied by the Company, and of the impact on Shareholders’ Equity at September 30, 2010, December 31, 2009, and January 1, 2009 and on the net gain at September 30, and December 31, 2009:

3.1             Reconciliation of Net Shareholders’ Equity from generally accepted accounting principles in Chile to International Financial Reporting Standards at January 1, September 30, and December 31, 2009:

		09/30/2009	12/31/2009	01/01/2009
		ThCh$	ThCh$	ThCh$
Shareholders’ Equity according to Chilean GAAP		318,138,871	336,578,506	346,248,602
Adjustments to IFRS
Property, plant and equipment, reappraisal and change in functional currency	3.3.1	45,031,105	42,893,951	28,469,859
Change in functional currency and suspension of goodwill amortization	3.3.2	13,584,226	15,085,550	—
Post-employment benefits	3.3.4	1,509,647	1,554,045	1,114,217
Reversal of price-level restatement	3.3.6	3,236,826	2,520,859	—
Hedging instruments	3.3.7	—	(2,079,511)	173,211
Deferred taxes	3.3.9	(19,414,766)	(17,205,160)	(20,324,257)
Investments in equity investees	3.3.8	3,163,348	3,591,820	1,400,227
Minority interest		9,994	9,141	10,837
Other		495,819	(51,493)	481,399
Subtotal		365,755,070	382,897,708	357,574,095
Minimum dividend	3.3.10	(8,026,580)	(9,339,973)	(11,279,813)
Net Shareholders’ Equity according to IFRS		357,728,490	373,557,735	346,294,282

3.2             Reconciliation of the year’s income from Chile GAAP to IFRS at September 30, and December 31, 2009:

		09/30/2009	07/01/2009 to 09/30/2009	12/31/2009
		ThCh$	ThCh$	ThCh$
Income according to Chilean GAAP		54,209,357	19,581,837	86,918,333
Adjustments to IFRS
Depreciation	3.4.1	(2,526,990)	(414,254)	(4,276,931)
Goodwill amortization	3.4.2	4,494,821	1,758,412	6,094,120
Intercompany account considered investment in subsidiary	3.4.3	11,743,568	1,162,703	13,804,730
Post-employment benefits	3.4.4	368,920	34,410	439,828
Reversal of translation adjustment according to Chilean standard	3.4.5	(5,541,458)	(2,484,206)	(4,977,864)
Translation of results at average exchange rate	3.4.5	1,902,491	(1,177,769)	2,412,869
Reversal of price-level restatement	3.4.6	(987,746)	(43,634)	(1,240,956)
Hedging instruments	3.4.7	—	—	(2,252,722)
Deferred taxes	3.4.8	4,184	370,965	1,476,431
Investments in equity investees	3.4.9	73,581	(53,172)	(382,625)
Minority interest		1,743	529	2,748
Other		(188,753)	(541,023)	(32,483)
Statement of Income according to IFRS		64,008,718	18,194,798	97,985,478

3.3             Reconciliation of Net Cash Flows and Cash Equivalents from Chilean GAAP to IFRS at December 31, 2009:

	Provided by
Description	Operating Activities at 12/31/2009 ThCh$	Investment Activities at 12/31/2009 ThCh$	Financing Activities at 12/31/2009 ThCh$
Cash flows in accordance with previous standards	122,051,640	(72,136,450)	(67,531,694)
Exchange rate effects due to IFRS implementation	9,074,780	(2,041,393)	(224,616)
Cash flows in accordance with IFRS	131,126,420	(74,177,843)	(67,756,310)

Description	Net Cash Flow at 12/31/2009 ThCh$	Inflationary effects at 12/31/2009 ThCh$	Beginning balance at 12/31/2009 ThCh$
Cash flows in accordance with previous standards	(17,616,504)	3,814,675	126,246,838
Exchange rate effects due to IFRS implementation	6,808,771	(9,780,804)	2,972,033
Cash flows in accordance with IFRS	(10,807,733)	(5,966,129)	129,218,871

3.4             Explanation of main differences between Chilean GAAP and IFRS

3.4.1          Property, plant and equipment

The Company reappraised property, plant, and equipment in order to consider their fair value to be the attributed cost at the historic cost on the transition date. Those assets are virtually all of the land of our operations in Chile, Argentina and Brazil and selected real estate, machinery and equipment whose value in local currency was significantly distant from the fair values determined in appraisals.

The group of assets of Chilean Companies for which the fair value was not used as the attributed cost was assigned the historic cost, plus legal price-level restatement, as the cost attributed on the transition date.

Moreover, according to Chilean GAAP, property, plant and equipment of operations in Brazil and Argentina were controlled in U.S. Dollars while according to IFRS, those same assets are now controlled in the functional currency of each of the countries of origin. The differences in appraisal are also included in this adjustment.

According to the changes in the initial balances for property, plant and equipment described above, there was a greater debit against income that is presented in the reconciliation of income between Chilean GAAP and IFRS.

The amount shown in property, plant and equipment totaled, on a consolidated basis, ThCh$223,676,043 at December 31, 2008 according to Chilean GAAP.

3.4.2          Goodwill

The equity adjustment originates in the change in functional currency between Chilean GAAP and IFRS. According to Chilean GAAP, goodwill on the operations in Argentina and Brazil was controlled in dollars while under IFRS, it is controlled directly in the functional currency of each country.

The effects on results presented in the reconciliation between Chilean GAAP and IFRS come from suspending the straight-line amortization that had been performed through December 31, 2009. Under IFRS, those amounts are not amortizable and the value is reduced only provided the impairment test shows a recovery value that is less than the accounting value.

3.4.3          Intercompany account treated as investment in subsidiary

Within its corporate structure, the Company has intercompany accounts receivable in U.S. dollars from its subsidiaries abroad. According to Chilean GAAP, the exchange rate differences originating in the Chilean Companies resulting from these accounts receivable were accounted for directly in income, while the foreign subsidiaries recognized this effect and the rest of the items controlled in U.S. dollars as a translation effect in the income statement. Under IFRS, those U.S. dollar accounts receivable and accounts payable have been assigned as part of the investment abroad, therefore any difference between the U.S. dollar and the functional currency of each of the entities is accounted for in equity accounts.

3.4.4          Post-employment benefits

Under IFRS, the all-event severance indemnity stipulated in individual or collective employment contracts creates a liability that must be determined by the actuarial value of the accrual cost of the benefit. This means making estimates of variables such as future permanence, interest rate at which benefits are discounted, mortality rate, employee turnover rate and future salary increase, among others. According to Chilean GAAP, this same obligation was recognized at the actual value according to the benefit accrual cost and a period of capitalization that considered the expected time of employment of employees on the date of their retirement.

The difference from applying actuarial calculations to the employee severance benefits is shown in the reconciliation of shareholders’ equity and income statement between Chilean GAAP and IFRS.

3.4.5          Translation effects

Under Chilean GAAP, according to Bulletin 64 of the Chilean Accountants Association, the non-monetary assets and liabilities of foreign companies were controlled in historic dollars and results were translated from local currency to the control currency (U.S. dollar) and then the figures in the control currency translated to Chilean pesos at the closing exchange rate.

According to IFRS, non-monetary asset and liability accounts are controlled in the functional currency of each reporting entity and income accounts are translated at the functional currency of the parent company at the average exchange rate for each transaction.

In the reconciliation of results between Chilean GAAP and IFRS, the translation effects recognized under Chilean standards have been reversed and the differential income that results from the translation according to IFRS as compared to Chilean GAAP has been recognized.

3.4.6          Price-level restatement

The accounting principles in Chile require that the financial statements be adjusted to reflect the effect of the loss in the purchasing power of the Chilean peso on the financial position and operating income of the reporting entities. This method was based on a model that required calculating the profit or loss from net inflation attributed to monetary assets and liabilities exposed to variations in the purchasing power of the local currency. The historic cost of non-monetary assets and liabilities, equity accounts and income accounts are restated to reflect the variations in CPI from the date of acquisition to the close of the fiscal year.

The gain or loss in the purchasing power, included in net profits or losses, reflected the effects of inflation on monetary assets and liabilities held by the Company.

IFRS does not consider indexing by inflation in countries that are not hyperinflationary, like Chile. So, the income and balance sheet accounts are not adjusted for inflation and variations are nominal. The reconciliation of equity and income between Chilean GAAP and IFRS shows the effects of eliminating price-level restatement recorded during 2009.

3.3.7          Hedging instruments

The Company holds hedging agreements to hedge exchange rates, prices of raw materials and adjustment indicators. Under Chilean GAAP, pursuant to Technical Bulletin 57, theses were appraised according to variations in their fair value. The effects on income in those items defined as expected hedging transactions of items are deferred until settlement. However, under IFRS, these agreements have not demonstrated their effective hedging, so the effects on variations in their fair value are recorded directly in income at each end of period.

3.3.8          Deferred taxes

Differences from deferred taxes correspond to deferred taxes recognized according to the new treatment of each of the financial items according to IFRS as well as the reversal of the complementary deferred tax accounts in effect under Chilean GAAP at December 31, 2008.

3.3.9          Investment in Equity Investees

This corresponds to the effects of the adoption of IFRS by companies where the parent company holds investments accounted according to the equity method.

3.3.10       Minimum dividend

Chilean Company Law requires companies to pay a cash dividend of at least 30% of its net profits, unless otherwise decided by shareholders.  Since paying a dividend on net profits in each year is a requirement, under IFRS, the dividend liability pursuant to Chilean law must be recorded on an accrual basis.  This liability did not exist under Chilean GAAP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Osvaldo Garay
Name: Osvaldo Garay
Title: Chief Financial Officer

Santiago, October 26, 2010